SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*
Nam Tai Property Inc.
(Name of Issuer)
Common Shares, par value $0.01
(Title of Class of Securities)
G63907102**
(CUSIP Number)
December 31, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**(See Item 2(e))
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,717,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,717,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,717,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,717,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,717,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,717,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,717,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,717,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,717,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

IsZo Management Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,717,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,717,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,717,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brian L. Sheehy

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,717,099

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,717,099

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,717,099

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.6%

12.	TYPE OF REPORTING PERSON

IN, HC

The Reporting Persons (as defined below) initially filed a Schedule 13G with respect to the securities of the Issuer (as defined below) on February 13, 2019. Subsequently, on May 22, 2020, the Reporting Persons’ investment intent changed with respect to the securities of the Issuer and the Reporting Persons filed a Schedule 13D on May 27, 2020 in accordance with Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of February 2, 2022, the Reporting Persons no longer held securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons filed a statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act in accordance with Rule 13d-1(h) of the Exchange Act on February 4, 2022.
Item 1(a).	Name of Issuer:
Nam Tai Property Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
Namtai Industrial Estate
No. 2 Namtai Road, Gushu Community, Xixiang Township
Baoan District, Shenzhen City, Guangdong Province
People’s Republic of China

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
-            IsZo Capital LP (the “Fund”).

-            IsZo Capital GP LLC (“IsZo GP”).

-            IsZo Capital Management LP (“ICM”).

-            IsZo Management Corp.(“IsZo Management”).

-            Brian L. Sheehy (“Dr. Sheehy”).

IsZo GP is the general partner of the Fund.  ICM is the investment manager of the Fund. IsZo Management is the general partner of ICM.  Dr. Sheehy is the managing member of IsZo GP and the President and sole director of IsZo Management.  IsZo GP, ICM, IsZo Management and Dr. Sheehy may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Each of the Reporting Persons has a business address at 590 Madison Avenue, 21st Floor, New York, New York 10022.
Item 2(c).	Citizenship:
Mr. Sheehy is a citizen of the United States.
IsZo GP is a limited liability company formed under the laws of the State of Delaware.
Each of the Fund and ICM is a limited partnership formed under the laws of the State of Delaware.
IsZo Management is a corporation formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:
Common Shares, $0.01 par value per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
As of the date of this Schedule 13G, the CUSIP number for the Issuer’s Common Stock is no longer available. The CUSIP number for the Issuer’s Common Stock was formerly G63907102.
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

If this statement is filed pursuant to Rule 13d-1(c), check this box [  ]
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2023, the Reporting Persons may be deemed to have beneficially owned 10,717,099 shares of Common Stock.
(b)	Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon  57,676,364 shares outstanding, which is the total number of common shares outstanding on reported in the 13D filed with respect to the Issuer with the Securities and Exchange Commission on December 20, 2023. As of the close of business on December 31, 2023, the Reporting Persons may be deemed to have beneficially owned approximately 18.6% of Common Stock outstanding.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit 99.1 of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 4, 2022.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  February 14, 2024

ISZO CAPITAL LP
By IsZo Capital GP LLC, its General Partner

By:	/s/ Brian L. Sheehy
Brian L. Sheehy, Managing Member

ISZO CAPITAL GP LLC

By:	/s/ Brian L. Sheehy
Brian L. Sheehy, Managing Member

ISZO CAPITAL MANAGEMENT LP
By: IsZo Management Corp., as General Partner

By:	/s/ Brian L. Sheehy
Brian L. Sheehy, Managing Member

ISZO MANAGEMENT CORP.

By:	/s/ Brian L. Sheehy
Brian L. Sheehy, President and Sole Director

/s/ Brian L. Sheehy
Brian L. Sheehy